Exhibit 99.1

Yandex Provides Update on Convertible Notes

Moscow, Amsterdam, April 29, 2022 – Yandex N.V., a Dutch public limited company and one of Europe’s largest internet companies and the leading search and ride-hailing provider in Russia, today provided an update in relation to its 0.75% Convertible Notes due 2025 (the “Notes”).

On February 28, 2022, Nasdaq and the New York Stock Exchange suspended trading in the securities of a number of companies with material operations in Russia, including the Class A shares of Yandex. This suspension currently remains in place. Under the terms of the Notes, in the event of a suspension of trading of Yandex’s Class A shares on Nasdaq of more than five trading days, the noteholders have the right to require Yandex to redeem their notes at par plus accrued interest. The current principal amount outstanding is $1.25 billion. Yandex issued a notice to the noteholders on March 9, 2022, informing them of their redemption rights.

Yandex is currently engaged in ongoing discussions with the advisors to an ad hoc committee of noteholders with a view to reaching a fair and sustainable solution for all parties involved. It has agreed with the members of the ad hoc committee to amend the period during which noteholders may exercise their redemption right to the period from May 3, 2022 to June 7, 2022. This has the effect that the redemption right will be exercisable for a further 30 days. Yandex anticipates that noteholders holding the required majority of the notes will formally approve this extension in the next week by way of an amendment to the conditions of the notes.

Yandex asks noteholders to contact it to ensure that they are included in all future discussions in relation to the notes. If any noteholders have not yet been in contact with Yandex or its financial advisors, they should immediately contact Yandex or its financial advisors via email at askIR@yandex-team.ru or project.phoenix@alvarezandmarsal.com. They may also contact Houlihan Lokey, financial advisors to the ad hoc committee of noteholders, at ProjectYorkHL@hl.com.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets.

More information on Yandex can be found at https://ir.yandex/

Contacts:

Investor Relations
Yulia Gerasimova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Press Office:
Ilya Grabovskiy

Phone: +7 495 739-70-00
E-mail: pr@yandex-team.com

Financial Advisors to Yandex:
E-mail: project.phoenix@alvarezandmarsal.com

Financial Advisors to the Ad Hoc Committee of Noteholders:
E-mail: ProjectYorkHL@hl.com